Exhibit 3.3

Amended and Restated
RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

THIS Amended and Restated RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this “Agreement”) is made as of January __, 2022 by and among M&M MEDIA, INC., a Delaware corporation (the “Company”), and each of the Investors (as defined in Section 1 and the Key Holders (as defined in Section 1).

RECITALS

WHEREAS, each Key Holder is the beneficial owner of the number of shares of Capital Stock (as defined in Section 1), or of options to purchase Capital Stock, set forth opposite the name of such Key Holder on Schedule B;

WHEREAS, the Company, certain of the Investors and holders of Capital Stock identified therein (including the Key Holders) are parties to that certain Right of First Refusal and Co-Sale Agreement dated as of December 18, 2017 (as amended and in effect, the “Prior Agreement”) pursuant to which such Capital Stockholders granted rights of first refusal and co-sale rights to such Investors;

WHEREAS, the Company and certain of the Investors are parties to that certain Series B Preferred Stock Purchase Agreement dated as of the date hereof (as amended and in effect, the “Purchase Agreement”) pursuant to which the Investors shall purchase, and the Company shall sell and issue, shares of Series B Preferred (as defined in Section 1); and

WHEREAS, in order to induce certain of the Investors to invest funds in the Company pursuant to the Purchase Agreement, it is a condition that the Company, Investors and Key Holders enter into this Agreement, which is intended to amend and restate, and supersede, the Prior Agreement in its entirety.

AGREEMENT

NOW, THEREFORE, the Investors, Key Holders and the Company hereby agree to the terms and conditions set forth in this Agreement:

1.                  Definitions.

“Affiliate” means, with respect to any specified Person, any other Person who or which, directly or indirectly, controls, is controlled by, or is under common control with such specified Person, including without limitation any general partner, officer, director, managing member or manager of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners (or member thereof) or managing members (or member thereof) of, or shares the same management company (or member or shareholder thereof) with, such Person.

“Affiliated Persons” means any Persons who or which are Affiliates of each other.

“Board” means the Company’s Board of Directors.

“Capital Stock” means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Stockholder, or such Stockholder’s respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by any Stockholder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

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“Certificate” means the Company’s Sixth Amended and Restated Certificate of Incorporation, as amended from time to time.

“Change of Control” means a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

“CII” means Connecticut Innovations, Incorporated.

“Common Stock” means shares of Common Stock of the Company, $0.0001 par value per share.

“Company Exercise Notice” means written notice from the Company notifying the selling Stockholders that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Transfer.

“Company Notice” means written notice from the Company notifying the selling Stockholders and Investors of the Board’s determination, pursuant to Section 2.1(f), of the fair market value of such portion of consideration proposed to be paid for any Transfer Stock that is in property, services or other non-cash consideration.

“Deemed Liquidation Event” has the meaning ascribed to it in the Certificate.

“Entity” means any corporation, limited liability company, association, partnership, limited partnership, trust or estate, or government (or any agency or political subdivision thereof), or other business or legal entity.

“Investor Notice” means written notice from an Investor notifying the Company and the selling Stockholder that such Investor intends to exercise its Secondary Refusal Right as to some or all of the Transfer Stock with respect to any Proposed Transfer.

“Investors” means the Persons named on Schedule A hereto, each Person who hereafter becomes a signatory to this Agreement as an Investor hereunder pursuant to Section 6.11 and with respect to Section 2.2 of the Agreement, Televisa International Marketing Group, Inc.

“Key Holders” means the Persons named on Schedule B hereto, and each Person who hereafter becomes a signatory to this Agreement as Key Holder hereunder pursuant to Section 6.17.

“MNC” means PT MNC Studios International Tbk.

“Permitted CII Transferee” means any of the following: (a) any governmental or quasi-governmental agency of the State of Connecticut, governmental unit of the State of Connecticut or statutorily created entity of the State of Connecticut; (b) (i) any corporation, limited liability company, partnership or other entity controlled by CII or (ii) any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, CII created for the purpose of managing and/or making investments in portfolio companies with a Connecticut Presence (as defined by that certain Connecticut Presence Agreement between the Company and CII dated as of December 18, 2017 (as amended and in effect, the “CT Presence Agreement”)), including without limitation Connecticut Emerging Enterprises, L.P.; or (c) any successor or replacement agency of the State of Connecticut (or other entity) for CII.

“Permitted MNC Transferee” means any transferee that acquires the Series B Preferred held by MNC and which is an Affiliate of MNC at the time of acquisition.

“Person” means any individual or Entity.

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“Preferred Stock” means collectively, all shares of Capital Stock now or hereafter authorized and classified as preferred stock under the Certificate, including, without limitation, the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series A Preferred Stock, the Series A-2 Preferred Stock, the Series B Preferred Stock, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock, the Series B-3 Preferred Stock and the Series B-4 Preferred Stock.

“Proposed Transfer” means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any Stockholder, other than an Exempted Transfer as set forth in Section 3.1.

“Proposed Transfer Notice” means written notice from a Stockholder setting forth the type and number of shares of Transfer Stock proposed to be transferred and the terms and conditions of a Proposed Transfer.

“Prospective Transferee” means any Person to whom or which a Stockholder proposes to make a Proposed Transfer.

“Right of Co-Sale” means the right, but not an obligation, of an Investor to participate in a Proposed Transfer on the terms and conditions specified in the Proposed Transfer Notice.

“Right of First Refusal” means the right, but not an obligation, of the Company to purchase some or all of the Transfer Stock with respect to a Proposed Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

“Secondary Notice” means written notice from the Company notifying the Investors that the Company has not exercised its Right of First Refusal as to all shares of Transfer Stock with respect to any Proposed Transfer.

“Secondary Refusal Right” means the right, but not an obligation, of each Investor, or his, her or its permitted transferees or assigns, to purchase up to its pro rata portion (based upon the relative number of shares of Preferred Stock then held by all Investors, on an as-converted to Common Stock basis (including any previously converted shares of Preferred Stock)) of some or all of the Transfer Stock with respect to a Proposed Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

“Series B Preferred Stock” means shares of Series B Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-3 Preferred Stock and Series B-4 Preferred Stock of the Company, $0.0001 par value per share.

“Stockholders” means, individually and collectively, as the context so requires, the Key Holders, the Investors and any other party hereto who or which holds any shares of Capital Stock, with the exception of parties holding less than one percent (1%) of the Company’s outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities as if exercised or converted).

“Transfer Stock” means shares of Capital Stock owned by a Stockholder, or issued to a Stockholder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or Common Stock issued or issuable upon conversion of Preferred Stock.

“Undersubscription Notice” means written notice from an Investor notifying the Company and the selling Stockholder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Secondary Refusal Right of any other Investor.

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2.                  Agreement Among the Company and the Stockholders.

2.1              Right of First Refusal.

(a)               Grant. Subject to the terms of Section 3, each Stockholder hereby unconditionally and irrevocably grants (i) to the Company a Right of First Refusal and (ii) to the Investors a Secondary Refusal Right to purchase all or any portion of Transfer Stock that such Stockholder may propose to transfer in a Proposed Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Stockholder with the Company that contains a preexisting right of first refusal, the Company and the Stockholder acknowledge and agree that the terms of this Agreement shall control.

(b)               Notice. Each Stockholder proposing to make a Proposed Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than thirty (30) days prior to the consummation of such Proposed Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Transfer and the identity of the Prospective Transferee. If applicable, the Company shall deliver a Company Notice to the selling Stockholder and Investors within fifteen (15) days after delivery of the Proposed Transfer Notice.

(c)               Exercise of Right of First Refusal by Company. To exercise its Right of First Refusal, the Company must deliver a Company Exercise Notice to the selling Stockholder within fifteen (15) days after delivery of the Proposed Transfer Notice to the Company. The Company Exercise Notice shall state whether the Company intends to exercise its Right of First Refusal with respect to all or a portion of the Transfer Stock in such Proposed Transfer.

(d)               Exercise of Secondary Refusal Right by Investors. If the Company does not exercise its Right of First Refusal, or if options to purchase have been exercised by the Company with respect to some but not all of the Transfer Stock by the end of the 15-day period specified in Section 2.1(d) (the “Company Exercise Period”), then the Company shall, promptly after the expiration of the Company Exercise Period, send a Secondary Notice to selling Stockholder and each Investor no later than seven (7) days after the expiration of the Company Exercise Period. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Stockholder, the Company and other Investors within five (5) days after delivery of the Secondary Notice as provided in the preceding sentence.

(e)               Undersubscription of Transfer Stock. If options to purchase have been exercised by the Investors with respect to some but not all of the Transfer Stock by the end of the 5-day period specified in Section 2.1(e) (the “Investor Notice Period”), then the Company shall, promptly after the expiration of the Investor Notice Period, send written notice (a “Company Undersubscription Notice”) to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the “Exercising Investors”) pursuant to Section 2.1(e). Each Exercising Investor shall, subject to the provisions of this Section 2.1(f), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Stockholder and the Company within seven 7) days after delivery of the Company Undersubscription Notice. In the event there are two or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 2.1(f) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to an Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Stockholder of that fact.

(f)                Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and Investors shall take place, and all payments from the Company and Investors shall have been delivered to the selling Stockholder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Transfer and (ii) sixty (60) days after delivery of the Proposed Transfer Notice.

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2.2              Right of Co-Sale.

(a)               Exercise of Right. If any Transfer Stock subject to a Proposed Transfer is not purchased pursuant to Section 2.1 and thereafter is to be sold to a Prospective Transferee, each Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Transfer as set forth in Section 2.2(b) and otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Investor who or which desires to exercise its Right of Co-Sale must give the selling Stockholder written notice to that effect within the Investor Notice Period, and upon giving such notice such Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b)               Shares Includable. Each Investor who timely exercises such Investor’s Right of Co-Sale by delivering the written notice provided for above in Section 2.2(a) (each a “Participating Holder”) may include in the Proposed Transfer all or any part of such Investor’s Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Transfer (excluding shares purchased by the Company or Investors pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Preferred Stock owned by such Participating Holder immediately before consummation of the Proposed Transfer (including any shares that such Investor has agreed to purchase pursuant to the Secondary Refusal Right), on an as-converted basis (including any previously converted shares of Preferred Stock), and the denominator of which is the sum of the total number of shares of Preferred Stock owned, in the aggregate, by all Participating Holders immediately prior to the consummation of the Proposed Transfer (including any shares that all Participating Holders have collectively agreed to purchase pursuant to the Secondary Refusal Right), on an as-converted basis (including any previously converted shares of Preferred Stock), plus the number of shares of Transfer Stock held by the selling Stockholder (as to each Investor, such Investor’s “Co-Sale Portion”). To the extent that one or more of the Participating Holders exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Stockholder may sell in the Proposed Transfer shall be correspondingly reduced. The Company shall notify each Participating Holder of such Participating Holder’s Co-Sale Portion no later than fifteen (15) days prior to the closing of such Proposed Transfer (the “Co-Sale Portion Notice”).

(c)               Purchase and Sale Agreement. The Participating Holders and the selling Stockholder agree that the terms and conditions of any Proposed Transfer in accordance with this Section 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the “Purchase and Sale Agreement”) with customary terms and provisions for such transaction, and the Participating Holders and the selling Stockholder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Section 2.2. For the avoidance of doubt, any Participating Holder may withdraw from exercising such Participating Holder’s Right of Co-Sale in connection with a Proposed Transfer at any time prior to executing the applicable Purchase and Sale Agreement, in which case the number of shares of Transfer Stock that the selling Stockholder and the remaining Participating Holders may sell in the Proposed Transfer shall be correspondingly increased to give effect to the non-participation of such Participating Holder.

(d)               Allocation of Consideration.

(i)                Subject to Section 2.2(d)(ii), the aggregate consideration payable to the Participating Holders and the selling Stockholder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Holder and the selling Stockholder as provided in Section 2.2(b), provided that, if a Participating Holder wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock.

(ii)              In the event that the Proposed Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Holders and the selling Stockholder in accordance with Section 2 of Part B of Article Fourth of the Certificate as if (A) such transfer were a Deemed Liquidation Event and (B) the Capital Stock sold in accordance with the Purchase and Sale Agreement were the only Capital Stock outstanding. In the event that a portion of the aggregate consideration payable to the Participating Holder(s) and selling Stockholder is placed into escrow, the Purchase and Sale Agreement shall provide that (x) the portion of such consideration that is not placed in escrow (the “Initial Consideration”) shall be allocated in accordance with Section 2 of Part B of Article Fourth of the Certificate as if the Initial Consideration were the only consideration payable in connection with such transfer and (y) any additional consideration which becomes payable to the Participating Holder(s) and selling Stockholder upon release from escrow shall be allocated in accordance with Section 2 of Part B of Article Fourth of the Certificate after taking into account the previous payment of the Initial Consideration as part of the same transfer.

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(e)               Purchase by Selling Stockholder; Deliveries. Notwithstanding Section 2.2(c), if any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Holder(s) or upon the failure to negotiate in good faith a Purchase and Sale Agreement reasonably satisfactory to the Participating Holders, no Stockholder may sell any Transfer Stock to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Stockholder purchases all securities subject to the Right of Co-Sale from such Participating Holder(s) on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Section 2.2(d)(i); provided, however, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Stockholder to such Participating Holder(s) shall be made in accordance with the first sentence of Section 2.2(d)(ii). In connection with such purchase by the selling Stockholder, such Participating Holder(s) shall deliver to the selling Stockholder a stock certificate(s), properly endorsed for transfer, representing the Capital Stock being purchased by the selling Stockholder. Each such stock certificate delivered to the selling Stockholder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Stockholder shall concurrently therewith remit or direct payment to each such Participating Holder the portion of the aggregate consideration to which each such Participating Holder is entitled by reason of its participation in such sale as provided in this Section 2.2(e).

(f)                Additional Compliance. If any Proposed Transfer is not consummated within thirty (30) days after the expiration of the time periods set forth in Sections 2.1 and 2.2 during which the Company and the Investors may exercise their rights to purchase the Transfer Stock or participate in the sale of the Transfer Stock, as applicable, and the Company and Investors have not exercised such rights during such time periods, the Stockholder proposing the Proposed Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Section 2.2.

2.3              Effect of Failure to Comply.

(a)               Transfer Void; Equitable Relief. Any Proposed Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b)               Violation of Secondary Refusal Right. If any Stockholder becomes obligated to sell any Transfer Stock to any Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, such Investor may, at its option, in addition to all other remedies it may have, send to such Stockholder the purchase price for such Transfer Stock as is herein specified and transfer to the name of such Investor (or request that the Company effect such transfer in the name of an Investor) on the Company’s books the certificate or certificates representing the Transfer Stock to be sold.

(c)               Violation of Co-Sale Right. If any Stockholder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a “Prohibited Transfer”), each Investor who or which desires to exercise its Right of Co-Sale under Section 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Stockholder to purchase from such Investor the type and number of shares of Capital Stock that such Investor would have been entitled to sell to the Prospective Transferee under Section 2.2 had the Prohibited Transfer been effected pursuant to and in compliance with the terms of Section 2.2. The sale will be made on the same terms, including, without limitation, as provided in Sections 2.2(d)(i) and 2.2(d)(ii), as applicable, and subject to the same conditions as would have applied had the Stockholder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Investor learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Section 2.2. Such Stockholder shall also reimburse each Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Investor’s rights under Section 2.2.

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3.                  Exempt Transactions.

3.1              Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 2.1 and 2.2 shall not apply: (a) in the case of a Stockholder that is an Entity, upon a transfer by such Stockholder to its stockholders, members, partners or other equity holders; (b) to a repurchase of Transfer Stock from a Stockholder by the Company, provided, with respect to any repurchase by the Company, other than redemption of Capital Stock held by CII (or Permitted CII Transferee) pursuant to the CT Presence Agreement; (c) in the case of a Stockholder that is a natural person, upon a transfer of Transfer Stock by such Stockholder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Stockholder (or his or her spouse) (all of the foregoing collectively referred to as “family members”), or any other relative/person approved by the Board, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Stockholder or any such family member; (d) in the case of CII, upon a transfer by CII to Permitted CII Transferee; or in the case of MNC, upon a transfer by MNC to a Permitted MNC Transferee (each transferee under clauses (a) through (d), inclusive, being a “Permitted Transferee”); provided that in the case of clause(s) (a), (c), (d) or (e), the Stockholder shall deliver prior written notice to the Company and Investors of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such Permitted Transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such Permitted Transferee shall be bound by all the terms and conditions of this Agreement as a Stockholder (but only with respect to the securities so transferred to the Permitted Transferee), including the obligations of a Stockholder with respect to Proposed Transfers of such Transfer Stock pursuant to Section 2; and, provided, further, in the case of any transfer pursuant to clause (a) or (c) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

3.2              Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a “Public Offering”) or (b) pursuant to a Deemed Liquidation Event.

3.3              Prohibited Transferees. Notwithstanding the foregoing, no Stockholder shall transfer any Transfer Stock to (a) any Entity which, in the reasonable determination of the Board, directly or indirectly competes with the Company; or (b) any customer, distributor or supplier of the Company, if the Company’s Board should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

4.                  Legend. Each certificate representing shares of Transfer Stock held by the Stockholders or issued to any Permitted Transferee in connection with a transfer permitted by Section 3.1 shall be endorsed with the following legend:

THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Stockholder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to in this Section 4 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5.                  Lock-Up.

5.1              Agreement to Lock-Up. Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company’s initial public offering (the “IPO”) and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock held immediately prior to the effectiveness of the registration statement for the IPO or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 5.1 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement. The underwriters in connection with the IPO are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 5 or that are necessary to give further effect thereto.

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5.2              Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Key Holder (and transferees and assignees thereof) until the end of such restricted period.

6.                  Miscellaneous.

6.1              Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of: (a) immediately prior to the consummation of the Company’s first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Deemed Liquidation Event and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Certificate; and (c) termination of this Agreement in accordance with Section 6.8. Further, the rights and obligations of each Stockholder hereunder shall terminate with respect to such Stockholder at the time when such Stockholder no longer holds any Capital Stock.

6.2              Stock Splits, Stock Dividends, Etc. In the event of any issuance of shares of the Company’s voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such shares shall become subject to this Agreement and shall be endorsed with the legend set forth in Section 4. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

6.3              Ownership. Each Stockholder represents and warrants that such Stockholder is the sole legal and beneficial owner of the shares of Capital Stock subject to this Agreement and that no other Person other than the Company pursuant to a right of repurchase has any interest in such shares.

6.4              Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.5              Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given and received: (a) upon personal delivery to the party to be notified, (b) when sent, if sent by electronic mail (without response of non-delivery) or confirmed facsimile if sent during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A, or Schedule B hereof, as the case may be, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, it shall be sent to its address as set forth underneath its signature hereto and to the attention of the President or Chief Executive Officer, or to such email address, facsimile number, or address as subsequently modified by written notice given in accordance with this Section 6.5.

6.6              Entire Agreement; Prior Agreement Superseded. This Agreement amends and restates, and supersedes, the Prior Agreement in its entirety. This Agreement (including the Schedules hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

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6.7              Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.8              Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) those Key Holder(s) holding at least a majority of the outstanding shares of Capital Stock held by all Key Holders who are then providing services to the Company as officers, employees or consultants (voting as a single class and on an as-converted to Company Common Stock basis), and (c) those Investor(s) holding at least a majority of the aggregate outstanding shares of Capital Stock held by all Investors (on an as-converted to Company Common Stock basis). Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Stockholders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing:

(a)               this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Key Holder without the written consent of such Key Holder unless such amendment, modification, termination or waiver applies to the express rights and obligations of all Key Holders in the same manner;

(b)               this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor without the written consent of such Investor unless such amendment, modification, termination or waiver applies to the express rights and obligations of all Investors in the same manner;

(c)               the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver is not adverse to the Key Holders or does not apply to the Key Holders;

(d)               Schedule B hereto may be amended by the Company from time to time in accordance with Sections 6.9 and 6.17 to add additional Key Holders without the consent of the other parties hereto;

(e)               any provision hereof may be waived by any waiving party on such party’s own behalf, without the consent of any other party; and

(f)                any provision to this Agreement applicable expressly to CII and/or a Permitted CII Transferee may only be amended with the written consent of the Company and CII, and may only be waived with the written consent of CII, including, without limitation: (i) the definitions of “Investor”, as applied to CII, and the definitions of “CT Presence Agreement” and “Permitted CII Transferee”; (ii) Section 3.1(d); and (iii) this Section 6.8(f); and

(g)               any provision to this Agreement applicable expressly to MNC and/or a Permitted MNC Transferee may only be amended with the written consent of the Company and MNC, and may only be waived with the written consent of MNC, including, without limitation: (i) the definitions of “Investor”, as applied to MNC, and the definition of “Permitted MNC Transferee”; (ii) Section 3.1(e); and (iii) this Section 6.8(g).

The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

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6.9              Assignment of Rights.

(a)               The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b)               Any successor or Permitted Transferee of any Stockholder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c)               The rights of the Investors hereunder are not assignable without the Company’s written consent (which shall not be unreasonably withheld, delayed or conditioned), except to (i) any Affiliate of such Investor or (ii) any Permitted Transferee of such Investor, it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to and conditioned upon any such assignee’s delivery to the Company and the other Investors, of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(d)               Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

6.10          Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11          Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company’s Series B Preferred after the date hereof, any purchaser of such shares of Series B Preferred may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed an “Investor” for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an “Investor” hereunder.

6.12          Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of law principles that would result in the application of any law other than the law of the State of Delaware. The Company and each Stockholder irrevocably submit to the exclusive jurisdiction of any court of the State of California sitting in Los Angeles County or the United States District Court of the Central District of California over any action, suit or proceeding relating to or arising out of this Agreement and the transactions contemplated hereby. Each party hereby irrevocably waives any objections, including, without limitation, any objection to the laying of venue or based on the grounds of forum non conveniens which such party may now or hereafter have to the bringing of any such actions, suit or proceeding in any such court.

6.13          Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.14          Counterparts; Facsimile/Electronic. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed and delivered by facsimile, pdf or other electronic signature complying with the U.S. federal ESIGN Act.

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6.15          Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliated Persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and the exercise of any such rights may be allocated among such Affiliated Persons in such manner as such Affiliated Persons may determine in their discretion.

6.16          Specific Performance. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.17          Additional Key Holders. In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options to purchase Common Stock, to any employee or consultant, which shares or options would collectively constitute with respect to such employee or consultant (taking into account all shares of Common Stock, options and other purchase rights held by such employee or consultant) one percent (1%) or more of the Company’s then outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to such issuance, cause such employee or consultant to execute a counterpart signature page hereto as a Key Holder, and such Person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Key Holder.

6.18          Manner of Voting. The voting of shares of Capital Stock pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law.

6.19          Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

6.20          Costs of Enforcement. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys’ fees.

6.21          Rules of Usage. In this Agreement, unless a clear intention appears otherwise: (a) the singular number includes the plural number and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually; (c) reference to any gender includes each other gender; (d) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (e) reference to any law means such law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder; (f) ”hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular section or other provision hereof; (g) ”including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term; (h) ”or” is used in the inclusive sense of “and/or”; (i) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”; (j) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, schedules or amendments thereto; and (k) section references shall be deemed to refer to all subsections thereof, unless otherwise expressly indicated.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties have executed this Amended and Restated Right of First Refusal and Co-Sale Agreement as of the date first written above.

COMPANY

M&M Media, Inc.

By:
Gary Mekikian Chief Executive Officer

Address:	700 Canal Street Stamford, CT 06902 gary@trebel.io

Signature Page to
Amended and Restated
Right of First Refusal and Co-Sale Agreement

Schedule B

Key Holders

OMNIBUS INVESTOR SIGNATURE PAGE TO
M&M MEDIA, INC.
Amended and restated Right of First Refusal and co-Sale AGREEMENT

The undersigned, in its capacity as an Investor, hereby executes and delivers the Amended and Restated Right of First Refusal and Co-Sale Agreement (the “Agreement”) to which this signature page is attached and agrees to be bound by the Agreement on the date set forth on the first page of the Agreement. This counterpart signature page, together with all counterparts of the Agreement and signature pages of the other parties named therein, shall constitute one and the same instrument in accordance with the terms of the Agreement.

Name of Investor

By:

Name:

Title

Instructions: Investors who are purchasing stock as an individual need to fill in the name of the individual who will purchase the stock above “Name of Investor” and sign next to the “By” line. Investors who are purchasing stock as an entity or trust need to fill in the name of the entity or trust who will purchase the stock above “Name of Investor,” sign next to the “By” line and fill in the name and title of the signatory next to the “Name” and “Title” lines.